SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

WORLD WRESTLING ENTERTAINMENT, INC.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

98156Q108

(CUSIP Number)

Vincent K. McMahon
World Wrestling Entertainment, Inc.
1241 E. Main Street
Stamford, Connecticut 06902
(203) 352-8600

(Name, Address and Telephone Number
of Person Authorized to Receive
Notices and Communications)

March 24, 2020

(Date of Event Which Requires
Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 98156Q108
1	NAMES OF REPORTING PERSONS
Vincent K. McMahon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY
4	SOURCE OF FUNDS
Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
28,697,568

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
28,697,568

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,697,568

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Based on an assumed conversion of all of the shares of the Issuer’s Class B Common Stock to which this Amendment No. 2 to Schedule 13D relates into Class A Common Stock (see “Introductory Note” and Item 5 below for more information).

This Amendment No. 2 amends and restates the Reporting Persons’ Schedule 13D and is filed to report the Reporting Person’s entry into a prepaid variable forward sale contract with an unaffiliated party (the “Prepaid Forward Contract”).

Introductory Note

This Amendment No. 2 to Schedule 13D relates to (i) 28,682,948 shares of Class B Common Stock, $.01 par value per share (“Class B Common Stock”), of World Wrestling Entertainment, Inc. (the “Company” or the “Issuer”) and (ii) 14,620 shares of the Company’s Class A Common Stock, $.01 par value per share (“Class A Common Stock”), beneficially owned by Vincent K. McMahon (“Mr. McMahon” or the “Reporting Person”).  Mr. McMahon beneficially owns approximately 92.2% of the issued and outstanding shares of Class B Common Stock and approximately 80.3% of the Company’s total voting power.  Class B Common Stock is fully convertible into the Company’s Class A Common Stock, on a one-for-one basis, at any time at the option of the holder. The number of shares reported herein as beneficially owned by Mr. McMahon excludes 566,670 shares of Class B Common Stock and 100 shares of Class A Common Stock owned by Linda E. McMahon and Mr. McMahon disclaims beneficial ownership of those shares.  It also excludes 67,141 performance stock units that have met their performance targets but remain subject to service-based vesting and over which Mr. McMahon does not have voting or dispositive power or the ability to acquire such power within the next 60 days.

Item 1.  Security and Issuer.

This Amendment No. 2 to Schedule 13D is filed with respect to the Class A Common Stock but relates to the Class A Common Stock and Class B Common Stock.  The Issuer’s principal executive offices are located at 1241 E. Main Street, Stamford, Connecticut 06902.

Item 2.  Identity and Background.

(a)    This statement is being filed by Vincent K. McMahon (the “Reporting Person”).

(b)    The business address of the Reporting Person is:

c/o World Wrestling Entertainment, Inc.
1241 East Main Street
Stamford, Connecticut 06902

(c)    The present principal occupation of the Reporting Person is Chairman and Chief Executive Officer of the Company.

(d)    During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)          Citizenship.  Mr. McMahon is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

In connection with the Company’s initial public offering in 1999, Mr. McMahon acquired his shares of Class B Common Stock through a reclassification and conversion of shares previously owned by Mr. McMahon and no monetary consideration was paid for the shares of Class B Common Stock. The shares of Class A Common Stock owned by Mr. McMahon were acquired pursuant to equity awards granted to Mr. McMahon in his capacity as the Company’s Chief Executive Officer.

Item 4.  Purpose of Transaction.

On March 24, 2020, the Reporting Person entered into the Prepaid Forward Contract with an unaffiliated bank (the “Bank”).   The Prepaid Forward Contract obligates the Reporting Person to deliver to the Bank, on specified dates in March 2024 (each, a “Settlement Date”), at such Reporting Person’s option, up to an aggregate number of shares of the Issuer’s Class A Common Stock equal to the number of shares of Class B Common Stock pledged by the Reporting Person or, subject to certain conditions, an equivalent amount of cash. For more information on the terms of the Prepaid Forward Contract, please see Item 6 below.

The Reporting Person may purchase additional shares of Class A Common Stock or Class B Common Stock or similar securities from time to time, either in brokerage transactions in the over-the-counter market or in privately-negotiated transactions. Any decision by the Reporting Person to increase his holdings of Class A Common Stock or Class B Common Stock will depend on various factors, including, but not limited to, the price of the shares of Class A Common Stock, the terms and conditions of the transaction and prevailing market conditions.  In addition, in his role as an executive of the Company, the Reporting Person may acquire additional shares of Class A Common Stock pursuant to the Company’s equity compensation plans and programs.

The Reporting Person also may, at any time, subject to compliance with applicable securities laws, dispose of some or all of his Class A Common Stock and/or Class B Common Stock or enter into additional variable forward sale contracts or other monetization transactions, depending on various factors, including, but not limited to, the price of the shares of the Class A

Common Stock, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity, family planning and diversification objectives.  In addition, the Reporting Person may from time to time pledge all or part of his Class A Common Stock and/or Class B Common Stock to one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Reporting Person or his affiliates or controlled entities.

The Reporting Person intends to participate in and influence the affairs of the Issuer through the exercise of his voting rights with respect to his shares of Class A Common Stock and Class B Common Stock.  The Reporting Person currently controls approximately 80.3% of the Company’s total voting power.  In addition, the Reporting Person is the Chairman and Chief Executive Officer of the Issuer and, as a result, in the ordinary course or otherwise, takes actions to influence the management, business and affairs of the Issuer.

The Reporting Person does not have any current plan or proposal other than as described herein or has been publicly disclosed by the Issuer that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto. Notwithstanding the foregoing, the Reporting Person, in his position as Chairman and Chief Executive Officer of the Issuer, intends to approve such matters and take such actions as he deems to be in the best interests of the Issuer, which matters and actions could potentially involve items described in Items 4(a) through 4(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) According to information provided by the Issuer in its Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 6, 2020, as of February 20, 2020 there were 46,211,631 shares of Class A Common Stock issued and outstanding, and 31,099,011 shares of Class B Common Stock issued and outstanding. Mr. McMahon may be deemed the beneficial owner for purposes of Section 13(d) of the Exchange Act of (i) 28,682,948 shares of Class B Common Stock, which may be converted at any time on a one-for-one basis into 28,682,948 shares of Class A Common Stock and (ii) 14,620 shares of Class A Common Stock.  The 28,682,948 shares of Class B Common Stock represent approximately 92.2% of the total Class B Common Stock issued and outstanding as of the date hereof. On an as-converted basis, the 28,697,568 shares of Class A Common Stock and Class B Common Stock represent approximately 38.3% of the total Class A Common Stock issued and outstanding as of the date hereof (assuming conversion of all of the shares of the Issuer’s Class B Common Stock to which this Amendment No. 2 to Schedule 13D relates into Class A Common Stock). Generally, each share of Class B Common Stock is entitled to ten votes per share.  Accordingly, the 28,682,948 shares of Class B Common Stock and 14,620 shares of Class A Common Stock beneficially owned by Mr. McMahon generally represent approximately 80.3% of the Issuer’s total voting power.

The number of shares reported herein as beneficially owned by Mr. McMahon excludes 566,670 shares of Class B Common Stock and 100 shares of Class A Common Stock owned by Linda E. McMahon and Mr. McMahon disclaims beneficial ownership of those shares.  It also excludes 67,141 performance stock units that have met their performance targets but remain subject to service-based vesting and over which Mr. McMahon does not have voting or dispositive power or the ability to acquire such power within the next 60 days.

(b) The Reporting Person’s responses to cover page Items 7 through 10 of this Amendment No. 2 to the Reporting Person’s Schedule 13D are hereby incorporated by reference in this Item 5.

(c) On February 6, 2020, the Reporting Person had 12,456 of his performance stock units meet their performance requirements.

On March 24, 2020, the Reporting Person entered into the Prepaid Forward Contract.  For more information on the terms of the Prepaid Forward Contract, please see Item 6 below.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer’s common stock beneficially owned by the Reporting Person; except that, pursuant to the terms of the Prepaid Forward Contract, the Bank has certain rights to receive payments in respect of extraordinary dividends that may be paid by the Issuer with respect to the 3,484,006 shares of Class B Common Stock pledged under such contract.

     (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Prepaid Forward Contract obligates the Reporting Person to deliver to the Bank up to an aggregate number of shares of the Issuer’s Class A Common Stock equal to the number of shares of Class B Common Stock pledged by the Reporting Person or, subject to certain conditions and at such Reporting Person’s option, an equivalent amount of cash.  The Reporting Person pledged an aggregate of 3,484,006 shares of the Issuer’s Class B Common Stock (the “Pledged Shares”) to secure his obligations under the Prepaid Forward Contract, although any shares of the Issuer’s common stock delivered to the Bank to settle the Prepaid Forward Contract would be shares of the Issuer’s Class A Common Stock.  The Reporting Person retains ownership and voting and ordinary dividend rights in the Pledged Shares during the term of the pledge (and thereafter if the Reporting Person settles the Prepaid Forward Contract in cash). The Prepaid Forward Contract contains a 60-day lock-up restricting the Reporting Person’s ability to sell or transfer additional shares of the Issuer’s common stock during such period without the Bank’s prior approval. The number of shares of the Issuer’s Class A Common Stock to be delivered to the Bank on each Settlement Date (or on which to base the amount of cash to be delivered to the Bank on such Settlement Date) is to be determined as follows: (a) if the volume weighted average price of the Issuer’s Class A Common Stock on the related valuation date (the “Settlement Price”) is less than or equal to $36.00 (the “Floor Price”), the Reporting Person will deliver to the Bank 232,267 shares (i.e., the ratable portion of the Pledged Shares to be delivered with respect to each Settlement Date) except for the last Settlement Date would be 232,268 shares; (b) if the Settlement Price is between the Floor Price and $64.80 (the “Cap Price”), the Reporting Person will deliver to the Bank a number of shares of the Issuer’s Class A Common Stock equal to 232,267 shares (or 232,268 shares in the case of the last Settlement Date) multiplied by a fraction, the numerator of which is the Floor Price and the denominator of which is the Settlement Price; and (c) if the Settlement Price is greater than the Cap Price, the Reporting Person will deliver to the Bank the number of shares of the Issuer’s Class A Common Stock equal to the product of (i) 232,267 shares (or 232,268 shares in the case of the last Settlement Date) and (ii) a fraction (a) the numerator of which is the sum of (x) the Floor Price and (y) the Settlement Price minus the Cap Price, and (b) the denominator of which is the Settlement Price.

In addition, 1,300,000 shares of the Reporting Person’s Class B Common Stock have been pledged to Morgan Stanley Private Bank, National Association to secure a line of credit.

Except as described herein or in the Issuer’s filings with the Securities and Exchange Commission, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the shares (including as a result of any pledge), finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

The following is filed herewith as an exhibit to this Amendment No. 1 to Schedule 13D:

1.	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Schedule 13D filed by the Vincent K. McMahon 2010 Irrevocable Trust with the Securities and Exchange Commission on May 18, 2010).
2.	Form of Variable Share Forward Transaction Confirmation by and between Morgan Stanley Bank, N.A. and Vincent K. McMahon.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 2020

/s/ Vincent K. McMahon
Name: Vincent K. McMahon